Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

1985 Games Inc.
1319 SE ML King Blvd., Ste. 210
Portland , OR 97214
https://1985games.com/

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 1985 Games Inc.
Address: 1319 SE ML King Blvd., Ste. 210, Portland , OR 97214
State of Incorporation: DE
Date Incorporated: November 03, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

VIP Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares.

Amount-Based:

$250+ | 1st Tier

Invest $250+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, and an ownership certificate.

$500+ | 2nd Tier

Invest $500+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, and an ownership certificate.

$1,000+ | 3rd Tier

Invest $1000+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, 15% off our website for 1 year, and an ownership certificate.

$2,500+ | 4th Tier

Invest $2,500+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, 6 month Mystery Dice Subscription, 20% off our website for 1 year, and an ownership certificate.

$5,000+ | 5th Tier

Invest $5,000+ and receive all previous physical rewards, 1985 Games VIP Playtesting Access, 20% off our website for 1 year, and an invite to a convention game night with the 1985 Games Crew.

$10,000+ | 6th Tier

Invest $10,000+ and receive all previous physical rewards, 20% off our website for 1 year, and the opportunity to design a custom character alongside the creative team at 1985 Games for future products.

$25,000+ | 7th Tier

Invest $25,000+ and receive all previous physical rewards, 20% off our website for 1 year, and the opportunity to design a custom character and resin miniature alongside the creative team at 1985 Games for future products.

$50,000+ | 8th Tier

Invest $50,000+ and receive all previous physical rewards, 30% off our website for 1 year. 1985 Games Dinner + 1 with Lenny & Jeremiah (Owners)* + 1 hour Facility Tour.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

1985 Games, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

1985 Games Inc. ("1985 Games" or the "Company") is a corporation organized under the laws of the state of Delaware that publishes role-playing game accessories. The Company's business model consists of developing and producing innovative products in the tabletop gaming industry and selling direct worldwide to consumers via our e-commerce webstore and through Amazon.com, wholesale to more than 100 local game stores, and at more than 10 conventions per year. 1985 Games products are shipped around the world through our network of fulfillment companies and distributors. Our digital content is presented on multiple online platforms, including AlchemyRPG and Roll 20.

Our extensive product catalog consists of five core lines, four of which address a key community need. The fifth pairs the power of psychology with a resource gamers can never have enough of.

Dungeon Craft: Provides an affordable, dynamic, and time-saving solution to tabletop immersion. Instead of having to hand-draw maps with a marker on a grid, GMs can utilize nigh-endless combinations of double-sided terrain on our illustrated Battle Maps to create responsive, explorable environments.

Deck of Stories: This pocket-sized accessory line prevents the fear of the blank page by providing a complete adventure in just three card flips. With themed booster packs to cater each deck to the end user's home campaign, this system-agnostic line provides customized support for gamers new to the storytelling role and experienced GMs with busy schedules. Additional products in the line round out these story arcs with sensory notes and detailed supporting characters.

Dungeon Notes: These 5E journals offer an affordable way for players and GMs alike to chronicle their adventures. Our Hero's Journals include detailed character sheets, complete with homebrew sections that support the use of third-party content. Our GM journals support game masters throughout the process of building a new campaign world from the ground up on the macro level, as well as the planning of individual game sessions on the micro level.

Counterspell Miniatures: These high-quality resin miniature kits cater to the painting community and add dimensionality to our 2-D terrain environments. Each sculpture includes a detailed backstory for easy use by any GM, along with a stat block digital download that can be easily updated to cater to the most popular system of the day.

Dice: Our Mystery Dice and Mystery Dice Subscription Service are both fun and functional. Each grab bag includes a complete set of polyhedral dice. With over 100 sets in rotation at any given time, customers can easily buy 10 or more sets with no repeats. They also solve a core problem for the non-gaming community by offering an affordable, pre-wrapped gift that works with any d20-based game system. Our most recent product launch has been the Sharp Edge VHS Dice, a high-quality, hand-poured resin dice line packaged in mini VHS cassette cases, designed to harness the 80s nostalgia seen throughout popular culture right now.

Corporate History

1985 Games Inc. was initially organized as 1985 Games LLC, an Oregon limited liability company on 03/20/2019 and converted to a Delaware C Corporation on 11/03/2022. All assets and liabilities of the LLC were transferred to the newly established C Corporation.

Competitors and Industry

Industry

The tabletop games industry goes well beyond just "fun and games". Many overlook the fact that the game industry has experienced a major boom in popularity over the past decade. The demographic for these games has experienced a major shift, trending from its older audience to the current majority of 18- to 35-year-old players. The rate at which new players are joining the community is unprecedented. This massive growth can be attributed to many factors, but most would claim that it is the popularity of shows like Stranger Things or the Critical Role with its Twitch stream or the new television series produced by Amazon that have influenced this major change.

This expansion of the demographics playing (and buying) games increased annual sales to US$2.69B in 2021. This was a nearly 33% growth over the 2020 sales of US$2.03B. This increase occurred even in the midst of the global pandemic (with its related supply chain challenges) and the recent slowing of overall financial growth. The continued growth in the tabletop games audience and its immersion into popular culture are the major reasons why the tabletop games market is projected to reach US$4.1B by 2031. From its inception, 1985 Games has tracked industry and market trends to identify products that will lead the way in innovation and quality. Knowing what the players want has been key to making the best products capture the imagination of players and elevate their gameplay.

Sources:
https://icv2.com/print/article/51774
https://www.alliedmarketresearch.com/table-top-games-market-A14449

Competitors

There are a few other companies creating maps, both digital and physical, for the TTRPG community. One of the defining characteristics of 1985 Games and the accessories we create is our modular nature. Yes, we create large battle maps, but we also have 5 books with detailed scenery, decor, and monsters that provide an enormous amount of customization.

Our product is more portable than other high-end terrain companies like Warlock Tiles and Dwarven Forge, not to mention more affordable. Unlike companies like Yarrow Studios, our battle maps and dungeon tiles are a blank canvas that DMs and players can use to create a custom masterpiece.

Current Stage and Roadmap

Current Stage

In the last 3 years, 1985 Games has brought 6 individual, complementary product lines to market, over 50 unique items, and have raised over $1.3 million through Kickstarter. We continue to expand our company through product collaborations, subscription services, and digital marketplaces. Revenue has grown 142% from $659,162.65 in 2020 to $1,540,922.68 in 2021.

Distribution has grown from 14 retail stores in 2021 to more than 100 in 2022.

Featured on Critical Role, Nerdist, Games Geek News, and more.

Roadmap

There are approximately 8000 retail establishments that are potential wholesale clients, with more than 2000 right here in the United States. We have distribution already ready to go in the USA, UK, EU, and Australia. We need people and to make this happen, salespeople, managers, and a marketing budget to accompany. Large chain stores like Barnes & Noble, Target, and Walmart will be pursued in Q2 2023.

The Team

Officers and Directors

Name: Lenny Gotter

Lenny Gotter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, Treasurer and Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Day to Day management of the company, overseeing all company activities as well as executive functions

Other business experience in the past three years:

- **Employer:** Lenny Gotter Consultation

Title: President
Dates of Service: January, 2015 - Present
Responsibilities: Advise clients on building a successful business in the spirts or related industries, with services ranging from insight generation, strategic review and definition, positioning & brand storytelling, innovation & commercialization, investor relations & presentations, fundraising, and acquisitions. Increase tasting room and sales reps conversions through training and scripting. Connect small companies with quality acquisition partners.

Name: Jeremiah Crofton

Jeremiah Crofton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director, Secretary, and Director
  Dates of Service: August, 2018 - Present
  Responsibilities: As the founder and creative director of 1985 Games, Jeremiah oversees the creation and production of all our products. Jeremiah is at the forefront of product development as well as in direct contact with manufacturers to bring a product to market

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock of the company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The company determined its pre-money valuation based on analysis of multiple factors. First, we employed a model used by global strategics groups who acquire new brands instead of innovating them.

The transferability of the Securities you are buying is limited
Any of the common stock of the company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeremiah Crofton	1,580,000	Common Stock	50.0%
Lenny Gotter	1,580,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,160,000 outstanding.

Voting Rights

1:1 per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,160,000
  Use of proceeds: The exchange of a 50% membership interest in 1985 Games LLC, an Oregon limited liability company.
  Date: November 03, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change. Remaining functions potentially resulting in change include, but are not limited to, concluding our fiscal year, preparing our consolidated financial statements, and completing a financial review of the resulting statements.

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

For the fiscal year 2022 revenue was $898,734.40. In comparison, revenue for the fiscal year 2021 was $1,529915. The late delivery of our third Dungeon Craft Kickstarter from 2021 has kept us from receiving deferred revenue of $215,544.00. Additionally, this kept us from being able to launch any other large-scale projects in 2022. Revenue was also affected by challenges due to changes in social media advertising and dipping convention sales. Between our various sales platforms, our 2022 revenue was primarily driven by US-based direct-to-consumer sales.

Cost of Revenue

The cost of sales for the fiscal year 2022 was $250,794. In comparison, the cost of sales for the fiscal year 2021 was $687,327. Amazon fees grew as sales more than doubled. Freight and other costs remained above pre-pandemic levels.

Gross Margins

Gross margins for the fiscal year 2022 were $647,940. In comparison, gross margins for the fiscal year 2021 were $842,588. Gross profit declined due to a lack of Kickstarter events. Specifically, a decrease in higher-margin direct-to-consumer sales and an increase in lower-margin international sales resulted in a gross profit decrease.

Expenses

Expenses for the fiscal year 2022 were $849,570 In comparison, expenses for the fiscal year 2021 were $823,493. Advertising and marketing resulted in lower returns due to changes in social media advertising.

Historical results and cash flows:

1985 Games is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of past sales. Past cash was primarily generated through sales. Our goal is to grow to $5 million in sales by 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of a line of credit for $44,000 from Shopify Capital, a line of credit for $32,000 from Amazon Capital, a line of credit for $124,000 from Paypal Capital, and $68,833.09 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 17 months. This is based on a current monthly burn rate of $12,000 per month for expenses related to inventory, sales consultants, marketing, and legal fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 30 months. This is based on a current monthly burn rate of $23,000 per month for expenses related to inventory, sales consultants, marketing, and legal fees.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at present.

Indebtedness

- **Creditor:** PayPal Business Loan
  Amount Owed: $115,145.00
  Interest Rate: 10.0%
  Maturity Date: September 25, 2023

- **Creditor:** SBA Economic Injury Disaster Loan
  Amount Owed: $385,500.00
  Interest Rate: 3.75%
  Maturity Date: January 21, 2051

Related Party Transactions

Valuation

Pre-Money Valuation: $15,800,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors. Here are some of the factors that led to the valuation:

1. 8 Successful Kickstarter campaigns with over $1.5 million in sales combined.

2. Over 5000 proprietary digital art assets.

3. Trademark on the term "Dungeon Craft" in Toys and Games.

4. Signing a licensing agreement with digital platforms Roll20 and Alchemy RPG.

5. Signing a licensing agreement for physical products for Hit Point Press.

6. Signing a wholesale agreement with Faire.com and becoming one of their top sellers within three months.

7. Developed strategic collaborations with other premium brands within the TTRPG space, such as Hit Point Press, Norse Foundry, Zealot Miniatures, and Hunters Entertainment.

8. Selling over 75,000 copies of Dungeon Craft.

9. Selling directly to more than 100 retail stores in the USA.

10. Grossed over $1M in revenue for 2021.

11. Over $250,000 in 2022 sales on Amazon.com.

12. Signing distribution agreements with Lion Rampant Canada, Asmodee UK, and Aetherworks Australia.

13. Signing fulfillment agreements with Norse Foundry USA, Gamesquest UK, RedSky EU, and Aetherworks Australia.

14. Launched and grew our brand ambassador program to include over 70 ambassadors in less than 6 months.

15. Featured on the incredibly popular Critical Role twitch stream, as well as Critical Role's Talks Machina. Additionally, we've been featured in articles from Nerdist, Games Geek News, and more.

16. Reaching 1.8 million online impressions each month.

17. Growing to 20k+ total social media followers in 2022.

Conclusion

Based on its analysis of the factors above, the Company believes its pre-money valuation of $15,800,000.00 is accurate.

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  Expand our social reach to drive more traffic to 1985games.com Increase brand awareness through collaborations and video production.

- *Research & Development*
  5.0%
  We plan to use the funds for new product development, strengthen our product testing workflows, and our playtesting community.

- *Company Employment*
  20.0%
  We plan to hire key personnel with a focus on building a strong sales and marketing team for reaching new retail buyers and for wholesale expansion into emerging markets.

- *Operations*
  14.5%
  We plan to use the funds to expand fulfillment and wholesale operations.

- *Working Capital*
  20.0%
  Logistical and other improvements in anticipation of expanding distribution channels.

- *Inventory*
  10.0%
  Place larger orders to decrease costs and bolster inventory in 5 locations in the USA, Canada, United Kingdom, European Union, and Australia.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://1985games.com/ (https://1985games.com/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/1985games

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 1985 Games Inc.

[See attached]

1985 GAMES LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
1985 Games LLC
Portland, Oregon

We have reviewed the accompanying financial statements of 1985 Games LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 20, 2023
Los Angeles, California

1985 GAMES LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 138,543	$ 219,624
Accounts Receivable, net	1011	591
Inventory	30,639	75,121
Prepaids and Other Current Assets	1,242	2,864
Total current assets	**171,435**	**298,200**
Property and Equipment, net	3,144	3,144
Total assets	**$ 174,597**	**$ 301,344**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 4896	$ 435
Credit Cards	17,039	4,187
Current Portion of Loans and Notes	115,145	28,823
Deferred Revenue	215,644	235,580
Other Current Liabilities	11,801	3,025
Total current liabilities	**364,525**	**272,050**
Promissory Notes and Loans	385,500	385,500
Total liabilities	**750,025**	**657,550**
MEMBERS' EQUITY		
Members' Equity	(575,428)	(356,205)
Total Members' Equity	**(575,428)**	**(356,205)**
Total Liabilities and Members' Equity	**$ 174,597**	**$ 301,344**

See accompanying notes to financial statements.

1985 GAMES LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	898,734	$	1,529,915
Cost of Goods Sold		250,794		687,327
Gross profit		647,940		842,588
Operating expenses				
General and Administrative		522,229		443,313
Research and Development		9,303		19,345
Sales and Marketing		318,038		360,835
Total operating expenses		849,570		823,493
Operating Income/(Loss)		(201,630)		19,095
Interest Expense		19,367		16,619
Other Loss/(Income)		(1774)		(77,382)
Income/(Loss) before provision for income taxes		-		79,589
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(219,223)**	**$**	**79,858**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2020	**$ (436,063)**
Net income/(loss)	(79,858)
Balance—December 31, 2021	**$ (356,205)**
Net income/(loss)	(219,223)
Balance—December 31, 2022	**$ (575,428)**

See accompanying notes to financial statements.

1985 GAMES LLC
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(219,223)	$	79,858
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		786		786
Changes in operating assets and liabilities:				
Accounts Receivable, net		1,011		2,855
Inventory		30,639		163,011
Prepaids and Other Current Assets		(1,242)		(2864)
Accounts Payable		(4896)		(3,909)
Credit Cards		(17,039)		(8,740)
Deferred Revenue		(215,644)		(487,119)
Other Current Liabilities		11,801		3,025
Net cash provided/(used) by operating activities		**(413,807)**		**(253,098)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,930)		(3,930)
Net cash provided/(used) in investing activities		**(3,930)**		**(3,930)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		-		-
Promissory Notes and Loans		389,434		385,500
Net cash provided/(used) by financing activities		**389,434**		**385,500**
Change in cash		(80,081)		132,406
Cash—beginning of year		218,624		87,219
Cash—end of year	**$**	**138,543**	**$**	**218,624**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	19,367	$	16,619
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

1985 Games LLC was formed on March 20, 2019, in the state of Oregon. The financial statements of 1985 Games LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Portland, Oregon.

Our goal is to create cool and unique accessories that feel like what you've been looking for all along. We focus on designing new accessories that we would be happy to use in our own games, and we hope you'll enjoy them as much as we do. The Company is selling Deck of Stories and Dungeon Craft, which is a series of books filled with cut-out game pieces that let you create an engaging gaming world for your next campaign. Put down your pencil and use the pieces from the book to craft your world in real-time. Our community of gaming and hobby shops is a huge part of our business and so we strive to keep and active relationship with the buyers and store owners that we work with every month. We offer not only our products, but also the tools needed to sell them.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of dock stories and their dungeon craft game.

Cost of sales

Costs of goods sold include the cost of goods sold, shipping, fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $318,038 and $360,835, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 30,639	$ 75,121
Total Inventory	**$ 30,639**	**$ 75,121**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid expenses	$ 1,242	$ 2,864
Total Prepaids and other current asset	**$ 1,242**	**$** 2,864

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ -	561
Sales Tax	23	2,464
Total Other Current Liabilities	**$ 23**	**$ 3,025**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Office Equipment	$ 3,930	$ 3,390
Property and Equipment, at Cost	**3,930**	**3,930**
Accumulated depreciation	(786)	(786)
Property and Equipment, Net	**$ 3,144**	**$ 3,144**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $786 and $786, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
Lenny Gotter	50.0%
Jeremiah Crofton	50.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 385,500	3.75%		1/13/2021	1/13/2051	$ 13,399	$ 13,399	$ -	$ 385,500	$ 385,500	$13,999	$13,999	$385,500	$	$385,500
PayPal Loan	$150,000	Not set	$ 15,039	9/6/2022	09/06/2023	$ -	$	$ 115,145	$ -	$ 115,145			$28,823	$ -	$28,823 -
Total						**$ 13,399**	**$ 13,399**	**$ 115,145**	**$ 385,500**	**$ 500,645**	**$ -**	**$ -**	**$414,323**		**$414,323**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 115,145
2024	385,500
2025	-
2026	-
Thereafter	-
Total	**$500,645**

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 1, 2022, the Company entered into a lease agreement with Edy, Morton & Edy LLC to rent office space located in Portland, Oregon. The monthly rent is $2,976 and ends on August 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 23,808
2024	-
2025	-
2026	-
Thereafter	-
Total future minimum operating lease payments	**$** 23,808

Rent expenses were in the amount of $34,410 and $29,745 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 20, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Add to Watchlist

Log In

6 DAYS LEFT

INVEST IN 1985 GAMES TODAY!

A Better Way to Game in Real-Time

1985 Games is a Tabletop Role-Playing Game (TTRPG) company elevating the player experience currently available in brick and mortar stores in 31 states and 4 different ...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Highly customizable and entertaining maps and accessories for popular TTRPGs

$77,724.29 Raised

OVERVIEW ABOUT TERMS REWARDS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Hobby game sales jumped one-third in 2021, the second year of Covid-altered retailing, according to ICv2 market size estimates. Sales for the category were $2.69 billion, up from $2.03 billion in 2020. Every subcategory of hobby games is up.*
- Our revenue has grown by 142%, reaching $1.54 million in 2021. Gamers around the globe can find our products online, at numerous conventions, and in over 100 brick-and-mortar stores across the USA, UK, EU, and Australia.
- We have an established community of 15,000 + Kickstarter backers with which we have collectively raised $1.3 million dollars in the past few years.

*Information from ICV2 (Source)

Invest Now
$5.00 Per Share

RAISED	INVESTORS
$77,724.29	81
MIN INVEST	VALUATION
$250	$15.8M

THE PITCH

1985 Games was co-founded by serial entrepreneurs Lenny Gotter and Jeremiah Crofton after the two bonded in their struggle to find good gaming supplies for their table. Today, we boast 6 different product lines and a crowd-funded ethos of the community. Catering to an ***active, TTRPG consumer,*** *1985 Games delivers a collection of products that are* ***easy to use, affordable,*** *and* ***make for a more entertaining, and engaging style of gameplay.*** *Our revenue has grown by 142%, reaching $1.54 million in 2021. We previously raised $1.3 million through Kickstarter, and now we are ready to expand our reach online and in brick-and-mortar stores around the world.*

OVERVIEW

Unleashing Imaginative Gameplay with Tabletop Accessories


ACCESSORIES THAT DELIVER
a more entertaining, vivid, and customizable TTRPGs experience

As a new generation of players fuels the explosion in popularity for TTRPGs, we provide them with the tools to play at a whole new level. Our collection of products such as our books, journals, and miniatures provide a vivid, exciting, and accessible gaming experience. Most recently, we successfully launched our Video Cassette Dice, our line of nostalgic dice based on classic '80s-themed video cassettes which now accounts for 15% of our total sales in 2022. With over 50 SKUs available online and in over 100 stores across the world, we are now ready to grow more than ever.

THE PROBLEM & OUR SOLUTION

Filling the Gaps

The TTRPG space has grown rapidly in the past decade. New games, rulesets, and expansions hit the market every year, keeping the community entertained and expanding.

What these major companies fail to do is create the tools and accessories needed to make these TTRPGs run smoothly. This limits players in their ability to run certain types of games or even play the base game effectively. Our products bring both functionality and freedom to help gamers expand their vision and imagination.



We have taken it upon ourselves to build out tools that we, as players, so desperately want. Tools such as our Dungeon Craft series, which allows players to build out immersive and interactive battle maps, or our Dungeon Notes line which lets players keep track of their character and the world around them.

Games like Dungeons & Dragons or Pathfinder provide you with the rules and a system to play the game. At 1985 Games, we aim to give you the tricks and tools to make the game **more entertaining** and **easier to play**. That's why nearly all of our products are **system agnostic**, meaning they can be easily used with any game system. Additionally, we've diversified our product lines to support a wider audience within the community.

If you play a TTRPG, we've made it very hard for you not to be interested in at least one of our products.

THE MARKET & OUR TRACTION

Proven Customer Enthusiasm in a Fast-Growing Market

The tabletop gaming industry has experienced a major boom in popularity over the last 8 years, with the release of Dungeons and Dragons 5th Edition. The demographic for these games has experienced a major shift, trending from its older audience down to the current majority of 18-35 year old players, and we are here to capture their imagination and elevate their gameplay.

The rate at which new players are joining the community is extraordinary. This massive growth can be attributed to many factors, but most would claim that it is the popularity of shows like Stranger Things or the Critical Role Twitch stream and subsequent television series that have brought on this major change.


NORTH AMERICAN HOBBY GAME SALES ACROSS TIME
$1.50B
2018
$1.68B
2019
$2.03B
2020
$2.69B
2021

Source

With this market shift, leading companies such as Hasbro (parent company of Wizards of the Coast, and owners of Dungeons & Dragons) are pushing full force in the growth of the industry, and it is plain to see that it's working. Wizards of the Coast booked $952 million in tabletop game sales in 2021, powering the company to over $1 billion in total sales for the first time ever. As impressive as this is, this is just one of the many companies growing the tabletop market and we plan to grow with it.


WE HAVE OVER 50 SKUS AVAILABLE ONLINE
and distribution partnerships in place
in the USA, UK, EU, and Australia

Recently, we have achieved the following milestones:

- In 2022, we developed strategic collaborations with other premium brands within the TTRPG space, such as Hit Point Press, Norse Foundry, Zealot Miniatures, and Hunters Entertainment.
- We grew from 14 retail locations in 2021 to over 100 in 2022 in just half a year, with no signs of slowing down.
- We launched and grew our brand ambassador program to include over 70 ambassadors in less than 6 months!
- Featured on the incredibly popular Critical Role twitch stream, as well as Critical Role's Talks Machina. Additionally, we've been featured in articles from Nerdist, Games Geek News, and more.

A Relatable eCommerce Tabletop Brand with Expanding Distribution and a Strategic Business-to-Business Wing



20K+ SOCIAL MEDIA FOLLOWERS
1.8M IMPRESSIONS PER MONTH

We continue to experience high growth thanks to our community-driven marketing plan. Our collaboration with content creators, ambassadors, and other brands has allowed us to expand our audience on regular bases, which in return has seen a large growth in eCommerce sales through our website and Amazon.com.

Our shift in retail strategy in early 2022 has seen our number of retail locations grow by more than 6x in the last year. Accompanied by the addition of new distributors and dedicated sales members we see wholesale becoming an integral part of our business model in the very near future.

Collaboration between us and other brands in the tabletop space has been incredibly lucrative. This branch of our business allows us to tap into new audiences through design, creation and manufacturing for other companies.

We are not only a gaming company but, also an authentic and engaging social media brand. Our multi-faceted marketing strategy uses digital media platforms to engage our community through useful or comedic content.

WHY INVEST

Join the Renaissance of Tabletop Gaming



JOIN US AS WE BRING
a better gaming experience to TTRPG players everywhere

1985 Games is poised for major growth in the next few years. As we expand, we plan to double the number of trade shows we attend each year and continue the development of our B2B sales through projected development and the creation for other companies. Finally, we plan to grow our team and our marketing budget to reach the millions of tabletop gamers and the 8,000+ retail stores we see as potential clients – eventually expanding beyond that and into large chain stores.

Join us as we bring a better gaming experience to TTRPG players everywhere.

ABOUT

HEADQUARTERS
1319 SE ML King Blvd., Ste. 210
Portland , OR 97214

WEBSITE
View Site

1985 Games is a Tabletop Role-Playing Game (TTRPG) company elevating the player experience currently available in brick and mortar stores in 31 states and 4 different countries — with worldwide e-commerce and expanding distribution, both domestic and abroad.

TEAM



Lenny Gotter
President, CEO, and Director

Lenny Gotter founded 1985 Games in 2019. Under his leadership as CEO, the company has consistently executed a series of successful product launches on Kickstarter as well as building a fulfillment and distribution network in the US and abroad. An avid gamer since 1985 he loves to run and play role playing games as time permits. When he saw Jeremiah Crofton's ideas for Dungeon Craft he immediately saw the opportunity. Lenny has spent his life identifying opportunities ahead of the curve. As a trailblazing entrepreneur, Lenny founded Eastside Distilling Inc. in 2008. He served as the CEO up until June 2014 and then board member until 2016. During his time there, Eastside Distilling grew every year and in 2013 achieved $830K in sales and profitability. At that point he secured $2 million in investment as part of a reverse merger, which would eventually lead the company to being listed on NASDAQ in 2017 under the symbol, EAST. Additionally, Lenny operates his own private consulting firm where he advises clients on building a successful business in the spirits or related industries. He brokers sales of companies and scouts acquisitions for major brands. He brings extensive experience in marketing and sales, product development, and strategic thinking to all of his clients. In 2020 he advised Skunk Brothers Spirits on a successful $1 million dollar Start Engine fundraise.



Jeremiah Crofton
Creative Director, Secretary, and Director

Jeremiah Crofton is the heart of 1985 Games. As the Creative Director and Product Leader, Jeremiah believes a good product starts with recognizing gaps in the market and crafting great products to fit in those gaps. He feels that his work is not complete until the community is happy with 1985 Games products. He focuses his time on designing new releases for the company and truly enjoys the craft of it. It is important to him that even the smallest products receive the right amount of time in development. This means that extensive time and energy are put into every step of a product's design. His goal is to make certain that 1985 Games' customers and community feel like each product is worth having. Jeremiah brings his extensive experience in the tabletop industry from over half a decade working in the gaming space at trade shows and his time spent working with game stores directly at Dark Horse Comics.



Justus Hughes
Operations Manager

Justus is a lifelong gamer, beginning with Monopoly in grade school and evolving his tastes as new gaming experiences were discovered. He has been working in the gaming industry for six years. Before that, he was a combat veteran and an instructor for the US Air Force. He has extensive experience with the management of operations, logistics, events, community management, and world-wide coordination of staff, stock, and sales channels.



Kym Albro
Digital Marketing Strategist

Kym Albro is a social media wizard and Google Ads guru with 9 years of experience. She volunteers her time by helping local non-profits create a digital presence in her community



Benjamin Bennett
Sales Manager

Benjamin Bennett has over 20 years experience in sales and sales management working with some of the top beverage alcohol brands, Importers and wholesalers. Living in southern Arizona he operates a small marketing company and manages our retail relations. When not helping our clients and developing new retail outlets he enjoys birding and things with two wheels.



Shelby Ann Davis
Content Strategist

Shelby Ann Davis is the content strategist at 1985. While new to TTPRGs, she has played board games for 3 years and been a fangirl for life. She mostly contributes to the 1985 Games blog and Reddit, but also picks up side quests along the way. On her freetime, she writes for her blog and edits her fantasy novel.



Christopher Jayawardena
Lead Videographer

With years of experience in Portland's independent film community, Christopher's multifaceted skill set allows for unique perspectives, while keeping up with the cutting edge of media. He has worked as a cinematographer, editor, and behind-the-scenes videographer on various independent productions, with more skillsets he's developed in between. This breadth of experience is invaluable for keeping up with current trends, while his vast knowledge of movies and stories brings new possibilities to the table.



Brittani-Pearl Eaton-Koch
Advisor

Brittani-Pearl Eaton-Koch first discovered the joys of tabletop gaming in the fourth grade, when her uncle went off to college and made the mistake of storing his Magic: The Gathering cards, Dungeons & Dragons books, and Star Trek goodies in her closet. Depending on who you ask, it was either all downhill or uphill from there. As Secretary of her school's Dungeons & Dragons club and a three-year varsity cheerleader, Brittani-Pearl has long combined her love of geek culture with her talent for spreading the word and building hype. Her time in academia left her with a B.S in B.S. (and Chemistry) and a Masters in Cell & Molecular Biology. Luckily for the world at large, she turned away from this obvious supervillain origin story and put her extensive research skills to work in the gaming industry.



Chris R. Rappley
Advisor

Chris R. Rappley has spent his life building businesses and working with creators, artists, inventors, and makers to build their dreams. In the '90s, he was advising and developing startups in Israel during the first tech boom. He then spent the '00s at the John F. Kennedy School of Government at Harvard University. After escaping academia, he has advised a variety of firms and academic labs in bio-tech, healthcare, and educational services. After spending decades as a dedicated game player, actually working with the games industry was a refreshing change of pace. He founded Other Stuff Games (OSG) as a Public Benefit Corporation dedicated to working with independent designers, artists, creators, and publishers to develop sustainable business models and the strategy and planning to grow and develop these businesses. His team at OSG works with clients ranging from pre-revenue creators with just a dream in their pocket to established artists and creators to industry leading publishers.

TERMS

1985 Games

Overview

PRICE PER SHARE
$5

VALUATION
$15.8M

DEADLINE
May 1, 2023

AMOUNT RAISED
$77,724.29

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,000

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

VIP Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares.

Amount-Based:

$250+ | 1st Tier

Invest $250+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, and an ownership certificate.

$500+ | 2nd Tier

Invest $500+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, and an ownership certificate.

$1,000+ | 3rd Tier

Invest $1000+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, 15% off our website for 1 year, and an ownership certificate.

$2,500+ | 4th Tier

Invest $2,500+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, 6 month Mystery Dice Subscription, 20% off our website for 1 year, and an ownership certificate.

$5,000+ | 5th Tier

Invest $5,000+ and receive all previous physical rewards, 1985 Games VIP Playtesting Access, 20% off our website for 1 year, and an invite to a convention game night with the 1985 Games Crew.

$10,000+ | 6th Tier

Invest $10,000+ and receive all previous physical rewards, 20% off our website for 1 year, and the opportunity to design a custom character alongside the creative team at 1985 Games for future products.

$25,000+ | 7th Tier

Invest $25,000+ and receive all previous physical rewards, 20% off our website for 1 year, and the opportunity to design a custom character and resin miniature alongside the creative team at 1985 Games for future products.

$50,000+ | 8th Tier

Invest $50,000+ and receive all previous physical rewards, 30% off our website for 1 year. 1985 Games Dinner + 1 with Lenny & Jeremiah (Owners) + 1 hour Facility Tour.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

1985 Games, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

PRESS

NERDIST

TOSS NOSTALGIA AROUND WITH RAD '80S-INSPIRED DICE SETS

View Article

iCv2

1985 GAMES WILL RELEASE 'VHS DICE'

View Article

Lunchmeat

VHS Dice Sets from 1985 Games are Ready to Rewind Roll

View Article

Nerdophiles

Kickstarter Watch: Dungeon Craft Will Enhance Your D&D Experience

View Article

Nerdarchy

Dungeon Craft: Build your own battle maps! now on Kickstarter

View Article

Show More Press

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into 1985 Games.

$250
EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$250
1ST TIER
Invest $250+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, and an ownership certificate.

Select

$500
2ND TIER
Invest $500+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, and an ownership certificate.

Select

$1,000
3RD TIER
Invest $1000+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, 15% off our website for 1 year, and an ownership certificate.

Select

$2,500
4TH TIER
Invest $2,500+ and receive 1 exclusive 1985 Games owner pin, 1 Vandalism Fun Pack, 1985 Games VIP Playtesting Access, 1 exclusive 1985 Games playmat/mouse pad, 6 month Mystery Dice Subscription, 20% off our website for 1 year, and an ownership certif

Select

$5,000
5TH TIER
Invest $5,000+ and receive all previous physical rewards, 1985 Games VIP Playtesting Access, 20% off our website for 1 year, and an invite to a convention game night with the 1985 Games Crew.

Select

$10,000
6TH TIER
Invest $10,000+ and receive all previous physical rewards, 20% off our website for 1 year, and the opportunity to design a custom character alongside the creative team at 1985 Games for future products.

Select

$25,000
7TH TIER
Invest $25,000+ and receive all previous physical rewards, 20% off our website for 1 year, and the opportunity to design a custom character and resin miniature alongside the creative team at 1985 Games for future products.

Select

$50,000
8TH TIER
Invest $50,000+ and receive all previous physical rewards, 30% off our website for 1 year. 1985 Games Dinner + 1 with Lenny & Jeremiah (Owners)* + 1 hour Facility Tour.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

chad demoss 31 INVESTMENTS
SE Investor • a month ago

your net revenue last year was $80,000. do you have a projection for 2023? seeing as you valuation is 15 million at 60x net that's more like...
Show more

1 0

Lenny Gotter
1985 Games • a month ago

Chad,
...
Show more

0

Jonathan Ma
a month ago

Apologies if I've missed it somewhere - what is a "Vandalism Fun Pack"?

1 0

Lenny Gotter
1985 Games • a month ago

Hey Jonathan,
...
Show more

0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Get To Know Us
- Our Team
- Careers
- Blog

Let's Work Together
- Raise Capital
- Scout: Refer A Startup
- Success Stories
- Partnerships

Need Help
- Contact Us
- Help Center

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Around 4 years ago when we set out to make this company we knew that tabletop gaming was bigger than ever, but we didn't realize how huge and electric the community was. I mean it really changed everything for us.

It all started with the resurgence of games like dungeons and dragons… At the beginning of 2019, tabletop gaming wasn't just blowing up… it was everywhere. Thousands of new content creators sprung up across platforms like wildfire, pulling in millions and millions of views every month. D&D was on shows like stranger things and even big bang theory.

Celebrities like Henry cavill, were openly sharing their love for tabletop gaming, and the conventions, like Gen Con, were hitting all-time highs when it came to attendance. For the first time in a long time, it was cool to play tabletop games. So what did we do?

We did what we do best. We hit the ground running and we made gaming accessories people couldn't live without. We landed on the convention scene in early 2019 and released our first product line Dungeon Craft. We weren't sure how things were gonna go at first, but like we said before the community was excited.

We sold out of that first print run of dungeon craft in 3 days. So we took that money and launched a Kickstarter… Let's just say it when well.

Hey, I'm Lenny Gotter and I'm Jeremiah Crofton and we're the founders of 1985 Games. Collectively, the two of us have been playing tabletop RPGs for over 50 years. We both have a real passion for gaming and the community that surrounds it. We started 1985 Games in late 2018 because we found that although the gaming space was growing rapidly, the companies in the space were missing the mark.

Tabletop RPGs can be played in a thousand different ways, and it gets complicated. Gamers need the right set of tools to get the job done. That's where we come in. The reason we're able to make products that really resonate with the tabletop audience is because we're making tools that we want at our table. The kind of accessories that we wish we had from the beginning.

Fast forward 4 years and we've launched 7 successful Kickstarters, 6 product lines, and 50-plus SKUs. That's over 1.5 million dollars raised on Kickstarter alone. And to be honest, things aren't slowing down. So why are we raising capital?

Because we see the potential for massive growth, we just need the team to make it happen. Jeremiah and I have laid out a 4 part plan for expanding the company, and with the right team, we know we can take 1985 Games to a whole new level… Here's what we're going to do.

With the capital we raise through your help, we plan to build out our team to take on these four major tasks. Tripling the size of our wholesale network, pushing into markets like the EU, United Kingdom, and Australia. Double the number of tradeshows we attend each year with our new team members. Continue development of our Business to Business sales, through project development and creation for other companies. And finally, grow the company through digital and new-wave marketing. In the last year, we’ve seen major success through wholesale, conventions, B2B sales, and the growth of our online brand, with just a fraction of the resources we plan to invest into these pillars of the company. All we need now... is your support. So we’re asking you... you wanna come hang out in the ‘80s with us?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.